1(212) 318-6054

vadimavdeychik@paulhastings.com

April 30, 2019

VIA EDGAR

Ms. Erin Loomis

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Gabelli ETFs Trust (the “Trust”)

File No. 812-14935

Dear Ms. Loomis:

On July 31, 2018, the Trust, Gabelli Funds, LLC (the “Adviser”), and G.distributors, LLC (the “Distributor,” and together with the Trust and the Adviser, the “Applicants”) filed an Application for Exemptive Relief (the “Application”) requesting an order from the U.S. Securities and Exchange Commission (the “Commission”), under Sections 6(c) of the Investment Company Act of 1940 (the “Act”) for an exemption from Sections 2(a)(32), 5(a)(1), and 22(d) of the Act and Rule 22c-1 under the Act, under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act, and under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.

As counsel to the Trust, we hereby respectfully request that the Application be withdrawn because the Trust plans to file an exemptive application, which will incorporate by reference all the terms and conditions of the Precidian ETFs Trust et al. application and any amendments thereto.1

Please call the undersigned at (212) 318-6054 with any questions or comments that you may have regarding this request. Thank you.

Very truly yours,

/s/ Vadim Avdeychik

Vadim Avdeychik

for PAUL HASTINGS LLP

______________________________

1 See In re Precidian ETFs Trust, et al., File No. 812-144405, Seventh Amendment, filed April 4, 2019; See also In re Eaton Vance Management, et al., File No. 812-14139, Fourth Amendment, filed Sept. 25, 2014.